SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Baidu.com, Inc.

(Name of Issuer)

Class A Ordinary Shares

Class B Ordinary Shares

(Title of Class of Securities)

G07034104 (CUSIP Number)

August 10, 2005 (Initial Public Offering)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric Yong Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

1,618,545[1] ordinary shares. ChinaSpec Strategic Partners Ltd. may also be deemed to have sole voting power with respect to 1,587,545 ordinary shares.

  6    SHARED VOTING POWER

See item 5.

  7    SOLE DISPOSITIVE POWER

1,618,545[2] ordinary shares. ChinaSpec Strategic Partners Ltd. may also be deemed to have sole dispositive power with respect to 1,587,545 ordinary shares.

  8    SHARED DISPOSITIVE POWER

See item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,618,545[3] ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.01%[4]
12	TYPE OF REPORTING PERSON* IN

[1]	Includes (i) 538,545 Class A Ordinary Shares represented by American Deposit Shares (“ADSs”) and (ii) 1,080,000 Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.
[2]	See footnote 1 above.
[3]	Includes collectively those Class A Ordinary Shares and Class B Ordinary Shares described in footnote 1 above.
[4]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ChinaSpec Strategic Partners, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

1,587,545[5] ordinary shares. Eric Yong Xu may also be deemed to have sole voting power with respect to the above shares.

  6    SHARED VOTING POWER

See item 5.

  7    SOLE DISPOSITIVE POWER

1,587,545[6] ordinary shares. Eric Yong Xu may also be deemed to have sole dispositive power with respect to the above shares.

  8    SHARED DISPOSITIVE POWER

See item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,587,545[7] ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.91%[8]
12	TYPE OF REPORTING PERSON* CO

[5]	Includes (i) 507,545 Class A Ordinary Shares represented by ADSs and (ii) 1,080,000 Class B Ordinary Shares.
[6]	See footnote 5 above.
[7]	Includes collectively those Class A Ordinary Shares and Class B Ordinary Shares described in footnote 1 above.
[8]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alice J. Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Untied States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 345,000[9] ordinary shares. 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 345,000[10] ordinary shares. 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.07%[11]
12	TYPE OF REPORTING PERSON* IN

[9]	Includes 345,000 Class A Ordinary Shares represented by ADSs.
[10]	See footnote 9 above.
[11]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

ITEM 1	(a).	NAME OF ISSUER:

Baidu.com, Inc.

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

12/F, Ideal International Plaza No. 58 West-North 4th Ring Beijing, 100080, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Eric Yong Xu

ChinaSpec Strategic Partners, Ltd.

Alice J. Chen

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Eric Yong Xu c/o Baidu.com, Inc. 12/F, Ideal International Plaza No. 58 West-North 4th Ring Beijing, 100080, People’s Republic of China

ChinaSpec Strategic Partners, Ltd. c/o Eric Xu Baidu.com, Inc. 12/F, Ideal International Plaza No. 58 West-North 4th Ring Beijing, 100080, People’s Republic of China

Alice J. Chen c/o Eric Xu Baidu.com, Inc. 12/F, Ideal International Plaza No. 58 West-North 4th Ring Beijing, 100080, People’s Republic of China

ITEM 2	(c)	CITIZENSHIP:

Eric Yong Xu – PRC

ChinaSpec Strategic Partners, Ltd. – British Virgin Islands

Alice J. Chen – U.S.A.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

G07034104

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the issuer by each of the reporting persons is provided as of February 14, 2006:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Eric Yong Xu	1,618,545	5.01%	1,618,545	1,587,545	1,618,545	1,587,545
ChinaSpec Strategic Partners, Ltd.	1,587,545	4.91%	1,587,545	1,587,545	1,587,545	1,587,545
Alice J. Chen	345,000	1.07%	345,000	0	345,000	0

The above table includes collectively those Class A Ordinary Shares represented by ADSs and Class B Ordinary Shares held by each reporting person, and assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

ChinaSpec Strategic Partners, Ltd., a British Virgin Islands company, is the record owner of 1,080,000 Class B Ordinary Shares and 507,545 Class A Ordinary Shares represented by ADSs. Eric Yong Xu is the sole owner and director of ChinaSpec Strategic Partners, Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Eric Xu may be deemed to beneficially own all of the shares and ADSs held by ChinaSpec Strategic Partners, Ltd.

Eric Yong Xu is the record owner of 31,000 Class A Ordinary Shares represented by ADSs. Alice J. Chen is the record owner of 345,000 Class A Ordinary Shares represented by ADSs. Eric Yong Xu and Alice J. Chen are husband and wife, and may be deemed to share beneficial ownership of the shares and ADSs held by each other. Eric Yong Xu and Alice J. Chen both expressly disclaim such beneficial ownership of the shares and ADSs beneficially owned by each other.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

Eric Yong Xu	/s/ Eric Yong Xu

ChinaSpec Strategic Partners, Ltd.	By:	/s/ Eric Yong Xu
	Name:	Eric Yong Xu
	Title:	Director

Alice J. Chen	/s/ Alice J. Chen
Alice J. Chen

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement